UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), in accordance with Article 157, paragraph 4, of Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”), and CVM Resolution No. 44, of August 23, 2021, hereby informs its shareholders and the market in general that, at a meeting held on this date, the Board of Directors approved the cancellation of 34,740,770 common, book-entry and non-par value shares issued by the Company and held in treasury, representing 1.07% of the capital stock, without reducing its value. These shares were acquired under the Company’s Share Buyback Program.

As a result of the approved cancellation of shares, the Company’s capital stock is now divided into 3,226,546,622 common, book-entry and non-par value shares. Additionally, a Shareholders’ General Meeting will be convened in due course to amend the caput of Article 5 of the Company’s Bylaws to reflect the new number of shares comprising the capital stock.

Finally, the Company clarifies that, due to the reverse stock split with subsequent forward stock split of its own shares, which was effective on April 15, 2025, the maximum number of shares that may be acquired under the current share buyback program, approved on February 25, 2025, has been automatically adjusted.

São Paulo, July 24, 2025.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

Website: ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 24, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director